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[Janus Letterhead]



March 27, 2007

VIA EDGAR
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Mr. Larry Greene
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0505

Re:      JANUS INVESTMENT FUND (the "Registrant")
         1933 Act File No. 2-34393
         1940 Act File No. 811-1879
         Post-Effective Amendment No. 119

Dear Mr. Greene:

This letter is to respond to your comments made by telephone on Wednesday, February 14, 2007 with respect to Janus Investment Fund Post-Effective Amendment No. 119. On behalf of the Registrant, responses to your comments are as follows:

COMBINED JANUS EQUITY FUNDS PROSPECTUS
--------------------------------------

1. COMMENT: The Staff requested that the Registrant reflect in writing all comments and responses and carry over comments, as applicable, to other Janus Investment Fund prospectuses and Statements of Additional Information ("SAIs").

         RESPONSE: The Registrant acknowledges the comment.

2. COMMENT: The Staff requested that the Registrant clarify disclosure to reflect which Funds were classified as diversified and which were classified as non-diversified.

         RESPONSE: As required by Item 2(c)(1)(iv) of Form N-1A, the Registrant includes prospectus disclosure and related risks for Funds that are classified as non-diversified. In addition, as required by Item 11 of Form N-1A, each Fund's classification, whether diversified or non-diversified, is included in the SAI.

3. COMMENT: The Staff inquired as to the Registrant's compliance with the designation of an officer of the Funds to supervise anti-money laundering as required under the USA Patriot Act. The Staff also requested that Patriot Act disclosure be included in the Funds' Prospectuses.


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         RESPONSE: The Trustees of the Registrant have designated an officer of the Funds to supervise the Registrant's anti-money laundering program, as required under the USA Patriot Act. The Trustees have also approved a vendor for purposes of implementing requirements for customer identification. In addition, as discussed, information regarding the USA Patriot Act, which is not required in the prospectus or SAI, is addressed in the Funds' account application materials, as well as new account supplemental materials.

4. COMMENT: The Staff inquired whether the Registrant is in compliance, currently and in the past, with its Fidelity bond filing requirements.

         RESPONSE: To the best of its knowledge, the Registrant is currently in compliance with its Fidelity bond filing requirements.

5. COMMENT: The Staff indicated that in the cases of funds with global, international, foreign, or worldwide in their names, that such funds should each invest in securities of at least ten countries and have invested at least 40% of its assets in securities of foreign countries, excluding the U.S.

         RESPONSE: Consistent with investment policies and restrictions of each of these funds, the Registrant has previously added or revised disclosure as appropriate to reflect that such funds invest in several countries. The Registrant believes its investment policies are consistent with formal SEC guidance.

6. COMMENT: The Staff indicated that the percentage of any country concentration (within emerging markets) should be disclosed in the prospectus.

         RESPONSE: In response to prior Staff comment regarding emerging markets disclosure, the Registrant has included the specific percentage of emerging markets allocation as of a Fund's fiscal year end, as applicable. The Registrant believes that specific country allocation is more appropriate in shareholder reports and Form N-Q. Disclosure was previously added directing investors to shareholder reports and Form N-Q for a summary of investments by country.

7. COMMENT: The Staff inquired whether the word "Enterprise" in Janus Enterprise Fund had a specific meaning and is described in the Fund's investment strategies.

         RESPONSE: The Registrant confirms that the word "Enterprise" is not intended to suggest that the Fund focuses its investments in a particular type of investment.

8. COMMENT: The Staff commented that if the Funds' disclosure stating "Within the parameters of its specific investment policies, the Fund may invest without limit in foreign equity and debt securities" allows the Funds to invest in emerging markets, Registrant should add emerging markets to the strategy discussion.

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         RESPONSE: As discussed during our call, although the Funds do not have a particular mandate to invest in emerging market securities, they are not precluded from doing so. If a particular Fund does invest 5% or more of its assets in emerging markets, the respective Fund's Risk/Return Summary is updated to include appropriate disclosure on emerging market risks.

9. COMMENT: The Staff stated its view that Rule 13a-1 promulgated under the Investment Company Act of 1940 is intended to apply to non-diversified funds which temporarily become diversified, not non-diversified funds which normally operate as diversified funds.

         RESPONSE: Item 2 of Form N-1A indicates that a Fund classified as non-diversified include disclosure that it "may" invest a larger portion of its assets in fewer issuers. The Registrant believes its disclosure is consistent with Form N-1A.

10. COMMENT: The Staff asked for clarification regarding the management of Janus Research Fund and whether the Fund has a policy for investing in certain sectors.

         RESPONSE: Disclosure reflects that James Goff is responsible for the day-to-day operations of the Fund, and the Registrant believes that such disclosure is consistent with Item 5 of Form N-1A. The Fund does not have a policy to invest in certain sectors.

11. COMMENT: In regards to Janus Global Life Sciences Fund, the Staff commented that additional clarity be provided in relation to "companies with life sciences orientation" specifically as it relates to the Fund's concentration policy.

         RESPONSE: The Fund's Principal Investment Strategies section currently contains disclosure as to what the portfolio manager considers as investments that have a "life sciences" orientation. The disclosure is designed to provide additional information regarding the types of companies that could appear in the portfolio, rather than imply that there are specific "industries" in the sense of those which might be used to determine compliance with a concentration policy.

12. COMMENT: The Staff inquired whether Janus Global Life Sciences Fund has a concentration policy, as disclosure provides that "[t]he Fund concentrates its investments in related industry groups."

         RESPONSE: The Registrant confirms that the Fund does not have a policy to concentrate its investments and has revised the disclosure to reflect that "[t]he Fund focuses its investments in related industry groups."

13. COMMENT: The Staff sought confirmation that emerging markets risk disclosure exists for those Funds which "may invest without limit in foreign equity and debt securities."

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         RESPONSE: The Registrant confirms that emerging markets risk factors are included for funds that, within the parameters of their specific investment policies, have a certain level of emerging markets exposure (generally 5% or more).

14. COMMENT: The Staff inquired whether the word "Contrarian" in Janus Contrarian Fund had a specific meaning and is described in the Fund's investment strategies.

         RESPONSE: The Registrant confirms that the word "Contrarian" is not intended to suggest that the Fund focuses its investments in a particular type of investment. A "contrarian-type" strategy is, however, discussed under the Fund's Principal Investment Strategies and in "Frequently Asked Questions About Principal Investment Strategies."

15. COMMENT: With respect to Janus Fundamental Equity Fund, what does disclosure concerning "other securities with equity characteristics" mean?

         RESPONSE: The disclosure, which lists equity securities in which the Fund may invest, also includes the concept that other securities may be identified which have equity characteristics.

16. COMMENT: The Staff inquired whether the word "Opportunities" in Janus Global Opportunities Fund had a specific meaning and is described in the Fund's investment strategies.

         RESPONSE: The Registrant confirms that the word "Opportunities" is not intended to suggest that the Fund focuses its investments in a particular type of investment.

17. COMMENT: The Staff indicated that the footnotes to the Fees and Expenses table should follow the expense examples.

         RESPONSE: The Registrant believes that the most effective presentation of the information is reflected in the current disclosure and is consistent with Item 3 of Form N-1A. Additionally, General Instruction C.1(a) to Form N-1A provides that a fund should use document design techniques that promote effective communication, which the Registrant believes is consistent with its current disclosure.

18. COMMENT: The performance fee structure is more properly characterized as a fixed-rate that is adjusted rather than a "rate that adjusts upward or downward."

         RESPONSE: The disclosure, which was also contained in the proxies provided to shareholders, does in fact indicate that the fee is calculated by applying a fixed-rate advisory fee plus or minus a performance fee adjustment.

19. COMMENT: The Staff inquired whether applicable fee waiver agreements have been included as exhibits to the filing.

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         RESPONSE: The Registrant confirms that its practice, although not required under Part C to Form N-1A, is to include the investment advisory fee waiver agreements as exhibits in a subsequent post-effective amendment filing.

20. COMMENT: The Staff inquired whether any of the Funds in the Prospectus were subject to expense recoupment as a result of any fees waived by Janus Capital.

         RESPONSE: The Registrant confirms that Janus Capital does not have the ability to recoup expenses as a result of any fees waived for any of the Funds included in the Prospectus.

21. COMMENT: The Staff asked for an explanation of the waiting period for Janus Global Research Fund and Janus Research Fund.

         RESPONSE: The Registrant has developed specific policies in an attempt to ensure equitable dissemination of analyst ideas. As discussed, a waiting period may not be applicable in all circumstances. For example, the investment idea may have already been disseminated among investment staff.

22. COMMENT: The language regarding maintaining liquidity contained in the Cash Position section should be revised.

         RESPONSE: The Registrant believes the disclosure describing a Fund's ability to temporarily increase its cash position, under unusual circumstances, to protect assets or maintain liquidity in certain circumstances (e.g., to meet unusually large redemptions) is appropriate and no further revision is needed.

23. COMMENT: The Staff inquired whether risk disclosure is included for securities described under "Other Types of Investments."

         RESPONSE: The Registrant confirms that disclosure is included in the Prospectus and/or SAI, as appropriate.

24. COMMENT: The Staff inquired whether the required new "Fund of Funds" rule disclosure has been included in the Prospectus.

         RESPONSE: To the extent that the Funds have underlying fund fees and expenses that reach the required disclosure threshold, such disclosure is included in the Fees and Expenses table.

25. COMMENT: The Staff requested that the Registrant add disclosure that in cases of short sale transactions, the risk of loss may be unlimited.

         RESPONSE: The Registrant believes that appropriate disclosure is reflected in the SAI under the description of "Short Sales."

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26.      COMMENT: The Staff commented that it is necessary to discuss the risks of unsponsored depository receipts under "Foreign Securities."

         RESPONSE: The risks of unsponsored American Depository Receipts are discussed in the SAI under "Depositary Receipts."

27. COMMENT: Regarding the Funds' securities lending program, the Staff inquired: (i) whether the Funds maintain voting rights; (ii) how collateral is handled; and (iii) any amounts paid by the Funds for the securities lending program.

         RESPONSE: The Funds generally do not have the right to vote proxies while they are lent, but the Funds may attempt to call back the security and vote the proxy. All loans are continuously secured by collateral which may consist of cash, U.S. Government securities, domestic and foreign short-term debt instruments, letters of credit, money market mutual funds or other money market accounts, or such other collateral as permitted by the SEC. Amounts paid are not required under Form N-1A or other formal SEC guidance.

28.      COMMENT: The disclosure does not reflect that financials are audited.

         RESPONSE: Information regarding the audited financials is routinely added following the 485(a) filing.

JANUS SMART PORTFOLIOS COMBINED PROSPECTUS
------------------------------------------

29. COMMENT: The Staff inquired what is meant by "Normal Asset Allocation Range" with respect to the Janus Smart Portfolios.

         RESPONSE: At any point in time, the specific asset allocation may vary from their long term target due to factors such as asset fluctuations and specific investments. The table provides detail of the range of variance of the specific allocations.

30. COMMENT: The Staff inquired whether the Janus Smart Portfolios may invest in Class I Shares of Janus Adviser INTECH Risk-Managed Value Fund.

         RESPONSE: The Registrant confirms that the Janus Smart Portfolios may invest in Class I Shares of Janus Adviser INTECH Risk-Managed Value Fund.

31. COMMENT: The Staff asked for clarification regarding disclosure which provides that "the portfolios intend to allocate assets among stocks and bonds . . . ."

         RESPONSE: The Registrant has revised disclosure to reflect that "the portfolios intend to allocate assets among underlying funds that invest in stocks and bonds . . . ."

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32.      COMMENT: The Staff indicated that there appears to be a conflict between disclosure in the SAI that the Portfolios have no industry concentration but that the Prospectus reflects that indirect concentration may occur.

         RESPONSE: While the Portfolios do not have a 1940 Act concentration policy, its investments among underlying funds may result in 'indirect' concentration. Such disclosure is intended as a risk factor and not specific industry concentration.

33. COMMENT: With respect to emerging markets risk and the Janus Smart Portfolios' investments in underlying funds, the Staff inquired whether any of the companies which the Portfolios own through investments in underlying funds have any dealings or contacts with countries identified by the U.S. State Department as state sponsors of terrorism or countries subject to sanctions administered by the U.S. Treasury Department's Office of Financial Assets Control, such as Sudan, North Korea, Iran, Syria and Cuba. If so, please advise the Staff of the Registrant's view as to their materiality to the Portfolios and whether they pose a material investment risk to persons considering purchasing shares of the Portfolios. The Staff indicated that, in preparing a response, consider that evaluations of materiality should not be based solely on quantitative factors but should include considerations of all factors, including the potential impact of corporate activities upon a company's reputation and share value that a reasonable investor would deem important in making an investment decision.

         RESPONSE: The Registrant confirms that no trading operations have been established in any of the countries listed. The Registrant also confirms that there are no investments in the countries identified by the U.S. State Department as state sponsors of terrorism or countries subject to sanctions administered by the U.S. Treasury Department's Office of Financial Assets Control.

34. COMMENT: The Staff inquired whether Wilshire Associates Inc. serves as an adviser or as a consultant.

         RESPONSE: Wilshire Associates Inc. is considered a consultant which provides research and advice regarding asset allocation methodologies. Wilshire also provides qualitative and quantitative evaluations that the portfolio manager may use in implementing allocations for the underlying funds.

35. COMMENT: The Staff commented that certain disclosure appears to be in all capital letters and that the SEC discourages the use of all capital letters to emphasize disclosure.

         RESPONSE: As discussed, the disclosure referenced appears in bold face type, not all capital letters. The EDGAR process converts bold face type into all capital letters.



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JANUS SMART PORTFOLIOS COMBINED SAI
-----------------------------------

36. COMMENT: The Staff stated that to the extent that the Portfolios engage in borrowing, risk disclosure should be included in the Prospectus.

         RESPONSE: The Registrant acknowledges the comment, and confirms that leverage risk would be included in the Prospectus as appropriate.

37. COMMENT: The Staff inquired whether the Janus Smart Portfolios may invest in Class I Shares of Janus Adviser INTECH Risk-Managed Value Fund.

         RESPONSE: The Registrant confirms that the Janus Smart Portfolios may invest in Class I Shares of Janus Adviser INTECH Risk-Managed Value Fund.

38. COMMENT: The Staff requested that the Registrant add disclosure that in cases of short sale transactions, the risk of loss may be unlimited.

         RESPONSE: The Registrant confirms that disclosure reflecting the comment exists in the SAI under the description of "Short Sales."

39. COMMENT: The Staff stated that per Section 18, the Portfolios may only borrow from banks.

         RESPONSE: The Registrant acknowledges the comment.

40. COMMENT: The Staff inquired whether any expense recoupment has occurred related to the Portfolios.

         RESPONSE: The Registrant confirms that no amounts have been recouped.

41. COMMENT: The Staff stated that any benchmark related to portfolio manager compensation should be disclosed.

         RESPONSE: The disclosure provides that the subjective benchmarks include operating margin, asset flows in Janus funds, product line and distribution expansion, brand reinforcement, and specific employee goals. The overall assessment of the factors is based on management's judgment.

JANUS BOND AND MONEY MARKET FUNDS PROSPECTUS
--------------------------------------------

42. COMMENT: With respect to Janus High-Yield Fund, the Staff inquired as to what types of investments are "other high-yielding securities."

         RESPONSE: "Other high-yielding securities" may consist of investments that have the characteristics of below investment grade securities.


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43.      COMMENT: The Staff stated that Janus High-Yield Fund disclosure relating to market swings in one or more countries could have more of an effect on Fund performance than a more geographically diversified portfolio and should also discuss associated risks.

         RESPONSE: The "Frequently Asked Questions About Certain Risks" section of the Prospectus contains additional disclosure relating to the potential risks associated with the Fund's investments, if any, in foreign securities.

44. COMMENT: With respect to Janus Short-Term Bond Fund, the Staff asked how the policy of investing in intermediate-term fixed-income securities is consistent with the Fund's name.

         RESPONSE: The adopting release for Rule 35d-1 (the Fund Names Rule) notes that the Division of Investment Management has required funds with "short-term" in their names to maintain a dollar-weighted average maturity of no more than three years. Although this Fund may invest to some extent in intermediate-term fixed income securities, consistent with the Division's policy, the Fund's policy disclosed in the Prospectus is to maintain an average weighted effective maturity of three years or less under normal circumstances.

45. COMMENT: The Staff asked whether disclosure which provides that Janus Federal Tax-Exempt Fund can invest up to 20% of its net assets in taxable securities, and may invest without limit in cash and cash equivalents that may be federally taxable is consistent with the Fund's strategy to invest 80% of its net assets in short-term municipal securities whose interest is exempt from federal income taxes.

         RESPONSE: The Registrant confirms that the disclosure is consistent with the Fund's strategy. The Fund's investment in cash or cash equivalents is only to the extent that the portfolio manager cannot locate investment opportunities with desirable risk/reward characteristics.

46. COMMENT: The Staff stated that per Section 18, the Portfolios may only borrow from banks.

         RESPONSE: The Registrant acknowledges the comment.

47. COMMENT: The Staff inquired whether any of the Funds in the Janus Bond and Money Market Funds Prospectus were subject to expense recoupment as a result of any fees waived by Janus Capital.

         RESPONSE: The Registrant confirms that Janus Capital does not have the ability to recoup expenses as a result of any fees waived for the Funds in the Janus Bond and Money Market Funds Prospectus.


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48.      COMMENT: The disclosure does not reflect that the financial highlights are audited.

         RESPONSE: Information regarding the audited financial highlights is routinely added following the 485(a) filing.

49. COMMENT: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.

         RESPONSE: The Registrant provides its response below.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.

If you have any concerns regarding the above responses, please call me at (303) 394-6459. Thank you for your assistance in this matter.

Sincerely,

/s/ Stephanie Grauerholz-Lofton

Stephanie Grauerholz-Lofton
Vice President

cc:      Larry Greene, Esq.
         Kelley Abbott Howes, Esq.
         Donna Brungardt
         Cindy Antonson